UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-33607

CUSIP NUMBER: 402629 208

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                         .

PART I — REGISTRANT INFORMATION

GulfMark Offshore, Inc.
Full Name of Registrant

Former Name if Applicable

842 West Sam Houston Parkway North, Suite 400
Address of Principal Executive Office (Street and Number)

Houston, Texas 77024
City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

GulfMark Offshore, Inc. (the “Company”) is filing this Form 12b-25 with respect to its annual report on Form 10-K for the period ended December 31, 2016 (the “Annual Report”). The Company has filed the Annual Report. On March 16, 2017 at or approximately 5:20 p.m. Eastern Time, the Company directed its filing service to commence transmission of the Annual Report. There were transmission delays, apparently due to a high volume of filings, and the transmission was not received by the Securities and Exchange Commission (the “Commission”) until 5:31 p.m. Eastern Time, which was after the cutoff time of 5:30 p.m. Eastern Time. The Annual Report filing was completed and accepted by the Commission at 5:32 p.m.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Cindy Muller	713	369-7353
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Annual Report has already been filed and reference is made to the results set forth therein.

GULFMARK OFFSHORE, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2017	By:	/s/ James M. Mitchell
James M. Mitchell Executive Vice President & Chief Financial Officer